EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 12, 2013

Seabridge Gold Reports Final Results from Highly Significant Deep Kerr Discovery
23 of 25 completed drill holes encounter substantial widths grading at least 0.5% copper

Toronto, Canada… Seabridge Gold today announced the final results from an extraordinary exploration drilling season on the recently-discovered Deep Kerr core zone at its 100%-owned KSM Project in north western British Columbia, Canada.  A core zone discovery at Deep Kerr was the primary objective of this year’s exploration program and results far exceeded expectations.  A total of 23,802 meters were drilled on the Deep Kerr target between June and October of this year. Results are being integrated into a Deep Kerr geological model for a resource estimation expected in January 2014.

During the 2013 program, 29 diamond drill holes were attempted, 25 holes were completed through the Deep Kerr target, two were lost due to significant hole deviation (K-13-27 and K-13-33) and two were terminated due to weather and are available for re-entry in the future ( K-13-25D and K-13-28C).  Of the 25 holes completed, 23 encountered significant gold and copper grades over extensive widths.  The weighted average of the drill intercepts from the Deep Kerr zone yields a grade of 0.46 g/T gold and 0.71% copper over a width of 220 meters. These results represent a substantial increase in copper grades over previous drilling at KSM and are expected to generate a resource which significantly exceeds the average grade at KSM. However, until the estimation work is completed by an independent Qualified Person, there can be no assurance that Deep Kerr’s drill results will support a planned NI 43-101-compliant resource estimate or what the grade of such a resource is likely to be.

Significance of Deep Kerr

Seabridge believes that the Deep Kerr discovery dramatically changes the economic profile of KSM. A year ago, KSM was an attractive large-scale gold project with a robust copper credit. With the addition of Deep Kerr, we believe KSM is now equally a top-tier copper project with grades that potentially invite comparison with the world’s largest and most profitable operating copper-gold mines such as Grasberg (Freeport McMoran), Batu Hijau (Newmont) and Bingham Canyon (Rio Tinto). In its “Porphyry Copper Deposits of the World: Database and Grade and Tonnage Models, 2008”, the U.S. Geological Survey records the resource grades of these world-class projects as follows:

Project	Gold Grade (g/T)	Copper Grade (%)
Grasberg	0.64	0.60
Batu Hijau	0.35	0.44
Bingham Canyon	0.38	0.88

Seabridge Chairman and CEO Rudi Fronk noted that “a key strategic objective for this year’s program was to expand the universe of prospective operating partners for KSM by increasing its potential as a copper producer. There are not many gold companies able to build a project as large as KSM. There are many more base metal producers with the capacity and experience needed for the task. We believe that Deep Kerr now puts KSM’s copper potential above the threshold required for the involvement of a major base metal company. Our current focus is to continue to de-risk KSM, particularly by advancing it through the environmental review process and reaching agreements with local Treaty and First Nations. When these objectives have been met, which we anticipate by mid next year, we expect a longer list of prospective operating partners thanks to our success at Deep Kerr.”

Fronk also noted that the spectacular widths and grades encountered in hole K 13-34 (640 meters of 0.85% copper and 0.42 g/T gold) indicate that the most productive portion of Deep Kerr could be found in future drilling. “Our best results came at the end of this year’s program. As we moved to the north, there was a definite trend towards a broader zone with richer gold and copper grades. Next year’s program will focus on this area, which is open along strike and at depth and where higher grade tonnage could be added quickly. There is no doubt in our mind that Deep Kerr will prove to be a very large deposit. With a known strike of 1600 meters, a known depth of 700 meters and a target that is wide open to the north and at depth, we see billion tonne potential in front of us.”

The remaining drill results from the 2013 program are provided in the following table:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
K-13-26	1191	1029.4 1035.3	1184.8 1059.3	155.4 24.0	0.11 0.15	0.28 0.49	1.3 1.5
K-13-31A	1200	450.4 1105.2	704.4 1143.4	254.0 38.2	0.52 0.43	0.77 0.68	2.4 1.6
K-13-35	1023 including	449.9 492.4	775.3 551.0	325.4 58.6	0.30 0.54	0.70 1.78	3.1 8.1
K-13-36	906	406.0	795.8	389.8	0.43	0.69	1.2

All holes were drilled perpendicular to the strike of the Deep Kerr zone and were intended to intersect the true width of the body. We believe these intersections likely approximate true width. A three-dimensional model now being constructed will help to confirm this interpretation. (For a drill hole location map and cross sections of the above reported holes, see www.seabridgegold.net/DKmap7.pdf.)

Drilling at Deep Kerr employed state-of-the-art directional drilling tools operated by TECH Directional Services that enable supplementary holes to be started part way down a previously drilled hole. The Devico directional core barrel provided by TECH ensures that the new hole deviates from the first in a predictable manner to provide multiple intersections of the target, off-set from the original intercept. The drill holes with a letter designation after the hole number represent wedged drill holes that were completed from holes that have been previously reported.

The KSM Project contains one of the largest undeveloped gold and copper reserves in the world. Its composite intrusive complex hosts four large gold-copper porphyry deposits (Kerr, Sulphurets, Mitchell and Iron Cap) and has a surface expression approaching 20 km2.  The scale of the exposed parts of the KSM deposits are equivalent in size to some of the largest porphyry deposits in the world, including Grasberg, Oyu Tolgoi, Resolution and Pebble. Intrusive and hydrothermal processes recognized in the KSM deposits are exceptionally intense and are of a style intimately associated with the development of the richest porphyry systems in the world.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2013 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed using fire assay atomic adsorption methods for gold, total digestion ICP methods for other elements, and atomic adsorption methods for Cu, Ag, Mo, Pb, Zn and As on samples with >0.5% Cu, by ALS Minerals Canada Ltd. in North Vancouver, B.C.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the changed economic profile of the KSM Project and the comparability of the Project to the world’s largest and most profitable copper mines; (ii) the drilling expanding the number of potential operating partners of the Project; (iii) timing of completion of the environmental review process and agreements with aboriginal groups; (iv)  the potential size of Deep Kerr and its core zone along strike, vertically and in width and whether it has the potential to be expanded quickly or reach one billion tonnes; (v) the proximity of intercepts to true widths; (vi) the increased widths and abundance of copper minerals to the north within Deep Kerr and the potential for a substantially thicker, higher-grade zone having continuity to the north and at depth; (vii) the possibility that drilling encountered the overlap of multiple mineralizing phases; (viii) the estimated amount and grade of mineral reserves and mineral resources; (ix) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (x) the amount of future production; and (xi) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net